Exhibit 21.1
Subsidiaries of Snowflake Inc.

Name of Subsidiary	Jurisdiction of Organization
Snowflake Holdings LLC	Delaware
Snowflake Computing Pty Ltd.	Australia
Snowflake Computing Canada Inc.	Canada
Snowflake Computing France SAS	France
Snowflake Computing GmbH	Germany
SNFL Cloudtech India Private Limited	India
Snowflake Computing India LLP	India
Snowflake K.K.	Japan
Snowflake Computing Netherlands B.V.	Netherlands
Snowflake Computing Singapore Pte. Ltd.	Singapore
Snowflake Computing Spain, S.L.	Spain
SNFL Technologies AB	Sweden
Snowflake Computing Switzerland GmbH	Switzerland
Snowflake Computing U.K. Limited	United Kingdom